FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a–16 or 15d–16
of the Securities Exchange Act of 1934

Report on Form 6-K dated March 22, 2007

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.

Form 20–F  ☒  Form 40–F..☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82–

Investor Release
Contacts
Szabolcs Czenthe	Magyar Telkom IR	+36 1 458 0437
Krisztina Förhécz	Magyar Telkom IR	+36 1 457 6029
Rite Walfish	Magyar Telkom IR	+36 1 457 6036
investor.relations@telekom.hu

Change in Magyar Telekom management

Budapest — March 22, 2007 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces that, following the departure of Dr. Tamás Pásztory, the Board of Directors has appointed Éva Somorjai as Chief Human Resources Officer of the Magyar Telekom Group as of April 1, 2007. The Board of Directors also decided to establish a new Chief Information Officer (CIO) position. A decision regarding the appointment of a CIO will be taken in due course.

Éva Somorjai has been with Magyar Telekom since 2001. She has been a Group Human Resources Director since 2002 and was involved in the preparation of the Group HR strategy, the HR support for international and domestic acquisitions, and the management of the Company restructuring and development program.

Éva Somorjai currently does not hold any Magyar Telekom shares.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2005 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: March 22, 2007